China Housing & Land Development, Inc.
                         6 Youyi Dong Lu, Han Yuan 4 Lou
                             Xi'An, Shaanxi Province
                                  China 710054


                                                              September 12, 2006

VIA FACSIMILE AND EDGAR

Charito A. Mittelman, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:      China Housing & Land Development, Inc.
               Registration Statement on Form SB-2
               File No. 333-136847


Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), China Housing & Land Development, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on Thursday September 14, 2006, or as soon thereafter as possible.

      We hereby acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        CHINA HOUSING & LAND DEVELOPMENT, INC.


                                        By: /s/ Lu Pingji
                                        Name: Lu Pingji
                                        Title:  Chief Executive Officer